Exhibit 12 (a)

XEROX CREDIT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions)

	Nine months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000*	1999	1998
Income before income taxes	$68	$118	$142	$91	$137	$180	$137

Fixed Charges:
Interest expense
Xerox debt	—	—	—	—	13	32	23
Other debt	52	102	127	298	279	211	217

Total fixed charges	52	102	127	298	292	243	240

Earnings available for fixed charges	$120	$220	$269	$389	$429	$423	$377

Ratio of earnings to fixed charges (1)	2.31	2.16	2.12	1.31	1.47	1.74	1.57

(1)	The ratio of earnings to fixed charges has been computed by dividing total earnings available for fixed charges by total fixed charges.
*	As restated. Refer to Note 2 to the consolidated financial statements incorporated by reference in our 2001 Annual Report on Form 10-K.